SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press  Release  re  Internet  Gold  Second-Quarter   Earnings  Release  and
     Conference Call Scheduled for August 12, 2004 dated August 2, 2004.


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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold Second-Quarter Earnings Release and Conference Call Scheduled for August 12, 2004

Monday August 2, 7:00 am
ET PETACH TIKVA, Israel, August 2 /PRNewswire-FirstCall/ --

Internet Gold (Nasdaq: IGLD - News) today announced that it would release its second-quarter results on Thursday, August 12, 2004, before the market opens.

Following the earnings announcement, Internet Gold will host a conference call at 10:00 a.m. EST. The call can be accessed by dialing +1-866-500-4953 in the United States, 0-800-917-4256 in the U.K and +972-3-925-5910 internationally.

This call will also be available as a live Webcast on the company's Website, www.igld.com, and will be archived for 30 days.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel joint venture (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (46.3%). For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il


----------------------
Source: Internet Gold




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                             By /s/Eli Holtzman
                                                ---------------
                                                Eli Holtzman
                                                Chief Executive Officer




Date:  August 2, 2004